FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 6, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2012 second quarter results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2012 Second Quarter Results

The financial information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars (US$) and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, August 1, 2012 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter and semester ended June 30, 2012 with comparison to its results for the quarter and semester ended June 30, 2011.

Summary of 2012 Second Quarter Results

(Comparison with first quarter of 2012 and second quarter of 2011)
	Q2 2012	Q1 2012		Q2 2011
Net sales (US$ million)	2,801.5	2,617.3	7%	2,403.1	17%
Operating income (US$ million)	620.9	566.2	10%	409.8	52%
Net income (US$ million)	460.2	453.4	1%	304.7	51%
Shareholders’ net income (US$ million)	461.1	443.8	4%	287.2	61%
Earnings per ADS (US$)	0.78	0.75	4%	0.49	61%
Earnings per share (US$)	0.39	0.38	4%	0.24	61%
EBITDA (US$ million)	758.6	704.4	8%	545.8	39%
EBITDA margin (% of net sales)	27%	27%		23%

Our results during the second quarter continued to improve as our net sales rose sequentially and we consolidated the margin improvements we made in the first quarter. Higher sales of premium products for deepwater operations in the Gulf of Mexico and Brazil and in the Eastern Hemisphere regions, as well as a partial recovery of line pipe shipments in Brazil, more than offset the impact of seasonally lower sales in Canada.

Cash flow from operations remains strong and amounted to US$414.5 million for the quarter. However, we ended the quarter with a net debt position (total borrowings less cash and other current investments) of US$540.5 million, after the acquisition of Confab’s non-controlling interests for US$ 758.5 million, the payment of US$295.1 million in dividends and capital expenditures of US$204.5 million.

Market Background and Outlook

Global demand for energy, in spite of the deteriorating economic climate in Europe, remains stable and energy companies are maintaining their programs in exploration and production activity for 2012. Demand for tubular products for complex applications is growing as investments take place in more difficult and unconventional operating environments.

With the recent volatility in oil prices and continuing low natural gas prices, drilling activity in North America is expected to decline by the end of the year, as lower gas drilling is not likely to be compensated by additional oil drilling. In the rest of the world, drilling activity should continue to increase led by the growth in the development of deepwater and unconventional reserves as well as complex conventional gas drilling.

In the second half of the year, sales to oil and gas customers, particularly in South America and in the Eastern Hemisphere, are expected to increase, while sales to the industrial markets will decline reflecting the slowdown in industrial activity, particularly in Europe.

Operating margins for the rest of 2012 are expected to remain close to current levels as mix improvements, lower raw material costs and increased efficiency in our industrial system offset the impact of lower prices in less differentiated segments.

Sales and operating income are expected to continue to show solid year on year growth during the remainder of the year but third quarter results will be affected by seasonal factors.

Analysis of 2012 Second Quarter Results

Sales volume (metric tons)	Q2 2012	Q1 2012		Q2 2011
Tubes – Seamless	701,000	664,000	6%	633,000	11%
Tubes – Welded	237,000	251,000	(6%)	198,000	20%
Tubes – Total	938,000	915,000	3%	831,000	13%
Projects – Welded	55,000	43,000	28%	68,000	(19%)
Total	993,000	958,000	4%	899,000	10%

Tubes	Q2 2012	Q1 2012		Q2 2011
(Net sales - $ million)
North America	1,291.2	1,289.2	0%	946.0	36%
South America	345.2	323.2	7%	327.9	5%
Europe	287.8	263.1	9%	279.0	3%
Middle East & Africa	361.4	284.8	27%	303.7	19%
Far East & Oceania	132.0	128.5	3%	141.2	(7%)
Total net sales ($ million)	2,417.6	2,288.7	6%	1,997.8	21%
Cost of sales (% of sales)	59%	60%		63%
Operating income ($ million)	548.1	508.6	8%	319.4	72%
Operating income (% of sales)	23%	22%		16%

Net sales of tubular products and services increased 6% sequentially and 21% year on year. In North America, higher sequential sales in the United States, particularly in the Gulf of Mexico, and Mexico were offset by a seasonal reduction in sales in Canada. In South America, sales increased sequentially due primarily to higher shipments in Venezuela. In Europe, sales of OCTG products increased while sales to European distributors remain weak. In the Middle East & Africa, the sequential increase in sales was due to an improvement in the product mix and a strong level of shipments to Iraq. In the Far East&Oceania, higher sales of OCTG in China offset lower sales of other products in the region.

Operating income from tubular products and services increased 8% sequentially and 72% year on year. The sequential increase in operating income was mainly attributable to the increase in sales and a slight increase in the operating margin.

Projects	Q2 2012	Q1 2012		Q2 2011
Net sales ($ million)	187.8	140.1	34%	212.4	(12%)
Cost of sales (% of sales)	64%	67%		65%
Operating income ($ million)	47.4	26.1	82%	51.5	(8%)
Operating income (% of sales)	25%	19%		24%

Projects net sales amounted to US$187.8 million in the second quarter of 2012, an increase of 34% sequentially and a decrease of 12% relative to the second quarter of 2011. Sequentially, the increase in sales was due primarily to an increase in shipments of line pipe to projects in Brazil following low deliveries in the previous quarter.

Operating income from Projects increased 82%, reflecting an increase in net sales and higher operating margins.

Others	Q2 2012	Q1 2012		Q2 2011
Net sales ($ million)	196.0	188.6	4%	192.9	2%
Cost of sales (% of sales)	73%	71%		68%
Operating income ($ million)	25.5	31.5	(19%)	38.9	(35%)
Operating income (% of sales)	13%	17%		20%

Net sales of other products and services amounted to US$196.0 million in the second quarter of 2012, an increase of 4% sequentially and 2% relative to the second quarter of 2011. Despite the sequential increase in sales, mainly attributable to higher sales of sucker rods, operating income decrease due to lower operating margins.

Selling, general and administrative expenses, or SG&A, amounted to 17.4% of net sales in the second quarter of 2012, compared to 17.0% in the previous quarter and 19.5% in the second quarter of 2011.

Net interest expenses amounted to US$7.0 million in the second quarter of 2012, compared to US$0.3 million in the previous quarter and US$5.7 million in the second quarter of 2011. Sequentially net interest expenses increased due to an increase in our indebtedness to finance the acquisition of the non-controlling interests of Confab, in addition to lower income from our financial investments.

Other financial results generated a loss of US$16.5 million during the second quarter of 2012, compared to a gain of US$13.1 million in the previous quarter and a loss of US$12.4 million during the second quarter of 2011. These results largely reflect gains and losses on net foreign exchange transactions (US$27.8 million loss in IIQ12 compared with US$16.0 million gain in IQ12), which to a large extent are offset by changes to our net equity position, and the fair value of derivative instruments (US$13.0 million gain in IIQ12 compared with US$5.5 million loss in IQ12). These results were mainly attributable to an 11% devaluation of the Brazilian real over U.S. dollar denominated debt.

Equity in earnings of associated companies generated a gain of US$11.1 million in the second quarter of 2012, compared to a gain of US$19.2 million in the previous quarter and a gain of US$22.7 million in the second quarter of 2011. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$148.3 million in the second quarter of 2012, equivalent to 25% of income before equity in earnings of associated companies and income tax, compared to 25% in the previous quarter and 28% in the second quarter of 2011.

Results attributable to non-controlling interests amounted to losses of US$0.9 million in the second quarter of 2012, compared to income of US$9.6 million in the previous quarter and income of US$17.5 million in the second quarter of 2011. Non-controlling interests during the quarter included only one month of our Brazilian operations’ results, as in May 2012, we completed the acquisition of all its non-controlling interests.

Cash Flow and Liquidity of 2012 Second Quarter

Net cash provided by operations during the second quarter of 2012 was US$414.5 million, compared to US$604.7 million in the previous quarter and US$325.1 million in the second quarter of 2011. Working capital decreased by US$53.1 million during the second quarter of 2012, compared to an increase of US$5.0 million in the previous quarter and US$118.6 million in the second quarter of 2011.

Capital expenditures amounted to US$204.5 million in the second quarter of 2012, compared to US$196.4 million in the previous quarter and US$251.2 million in the second quarter of 2011.

At the end of the quarter, our net debt position (total borrowings less cash and other current investments) amounted to US$540.5 million, following the acquisition of Confab’s non-controlling interests for US$758.5 million and a dividend payment of US$295.1 million in May.

Analysis of 2012 First Half Results

	H1 2012	H1 2011	Increase/(Decrease)
Net sales (US$ million)	5,418.8	4,727.1	15%
Operating income (US$ million)	1,187.1	838.4	42%
Net income (US$ million)	913.6	628.9	45%
Shareholders’ net income (US$ million)	904.9	606.6	49%
Earnings per ADS (US$)	1.53	1.03	49%
Earnings per share (US$)	0.77	0.51	49%
EBITDA* (US$ million)	1,463.0	1,103.8	33%
EBITDA margin (% of net sales)	27%	23%

Net income attributable to equity holders in the Company during the first semester of 2012 was US$904.9 million, or US$0.77 per share (US$1.53 per ADS), which compares with net income attributable to equity holders in the Company during the first semester of 2011 of US$606.6 million, or US$0.51 per share (US$1.03 per ADS). Operating income was US$1,187.1 million, or 22% of net sales during the first semester of 2012, compared to US$838.4 million, or 18% of net sales during the first semester of 2011. Operating income plus depreciation and amortization for the first semester of 2012, was US$1,463.0 million, or 27% of net sales, compared to US$1,103.8 million, or 23% of net sales during the first semester of 2011.

Net Sales, Cost of Sales and Operating Income by segment

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	H1 2012		H1 2011		Increase/(Decrease)
Tubes	4,706.4	87%	3,965.1	84%	19%
Projects	327.9	6%	387.3	8%	(15%)
Others	384.6	7%	374.6	8%	3%
Total	5,418.8	100%	4,727.1	100%	15%

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:

Sales volume (metric tons)	H1 2012	H1 2011	Increase/(Decrease)
Tubes – Seamless	1,365,000	1,254,000	9%
Tubes – Welded	488,000	431,000	13%
Tubes – Total	1,853,000	1,685,000	10%
Projects – Welded	98,000	143,000	(31%)
Total	1,951,000	1,828,000	7%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	H1 2012	H1 2011	Increase/(Decrease)
(Net sales - $ million)
North America	2,580.3	1,924.5	34%
South America	668.5	646.1	3%
Europe	550.9	522.8	5%
Middle East & Africa	646.2	601.5	7%
Far East & Oceania	260.5	270.2	(4%)
Total net sales ($ million)	4,706.4	3,965.1	19%
Cost of sales (% of sales)	60%	62%
Operating income ($ million)	1,056.7	678.7	56%
Operating income (% of sales)	22%	17%

Net sales of tubular products and services increased 19% to US$4,706.4 million in the first half of 2012, compared to US$3,965.1 million in the first half of 2011, reflecting a 10% increase in volumes and an 8% increase in average selling prices.

Cost of sales of tubular products and services, expressed as a percentage of net sales, decreased from 62% in the first half of 2011, to 60% in the first half of 2012, as tubes price increases offset the increase in raw material costs that took place in the first half of 2011.

Operating income from tubular products and services increased 56% to US$1,056.7 million in the first half of 2012, from US$678.7 million in the first half of 2011, due to a 19% increase in sales and an increase of 5 percentage points in the operating margin, due to lower cost of sales as a percentage of sales (60% in first half 2012 vs. 62% in first half 2011) and lower SG&A as a percentage of sales (18% in first half 2012 vs. 21% in first half 2011), due to a better absorption of fixed and semi-fixed expenses on higher sales.

Projects

The following table indicates, for our Projects business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Projects	H1 2012	H1 2011	Increase/(Decrease)
Net sales ($ million)	327.9	387.3	(15%)
Cost of sales (% of sales)	65%	66%
Operating income ($ million)	73.4	83.3	(12%)
Operating income (% of sales)	22%	21%

Projects net sales decreased 15% to US$327.9 million in the first half of 2012, compared to US$387.3 million in the first half of 2011, reflecting a 31% decrease in volumes, partially offset by a 23% increase in average selling prices.

Operating income from projects decreased 12% to US$73.4 million in the first half of 2012, from US$83.3 million in the first half of 2011, mainly reflecting a decrease in sales, partially offset by higher operating margins.

Others

The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	H1 2012	H1 2011	Increase/(Decrease)
Net sales ($ million)	384.6	374.6	3%
Cost of sales (% of sales)	72%	68%
Operating income ($ million)	57.0	76.4	(25%)
Operating income (% of sales)	15%	20%

Net sales of other products and services increased 3% to US$384.6 million in the first half of 2012, compared to US$374.6 million in the first half of 2011, mainly due to higher sales of sucker rods.

Operating income from other products and services decreased to US$57.0 million in the first half of 2012, compared to US$76.4 million during the first half of 2011, as the increase in sales was offset by a lower operating margin.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 17.2% in the semester ended June 30, 2012 compared to 19.5% in the corresponding semester of 2011, mainly due to the effect of fixed and semi-fixed expenses over higher revenues.

Net interest expenses decreased to US$7.3 million in the first half of 2012 compared to US$11.1 million in the same period of 2011.

Other financial results recorded a loss of US$3.4 million during the first half of 2012, compared to a loss of US$11.4 million during the first half of 2011. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currency (other than the US dollar) and the US dollar, in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$30.2 million in the first half of 2012, compared to a gain of US$47.0 million in the first half of 2011. These gains were derived mainly from our equity investment in Ternium.

Income tax charges amounted to US$293.0 million in the first half of 2012, equivalent to 25% of income before equity in earnings of associated companies and income tax, compared to US$234.0 million in the first half of 2011, equivalent to 29% of income before equity in earnings of associated companies and income tax. During the first half of 2012, the tax rate benefited from a more favorable mix of companies.

Income attributable to non-controlling interests amounted to US$8.7 million in the first half of 2012, compared to US$22.3 million in the corresponding semester of 2011. In May 2012, we completed the acquisition of all the non-controlling interests of Confab.

Cash Flow and Liquidity of 2012 First Half

Net cash provided by operations during the first half of 2012 rose to US$1,019.2 million, compared to US$490.8 million in the first half of 2011, mainly due to higher result and lower investments in working capital in the first half of 2012.

Capital expenditures amounted to $400.9 million in the first half of 2012, compared to US$461.8 million in the first half of 2011.

Following our investments in Brazil during the first semester of 2012, amounting to US$1.3 billion(US$504.6 million in Usiminas and US$758.5 million in Confab) and the payment of a dividend of US$295.1 million, our financial position at June 30, 2012, amounted to a net debt position (total borrowings less cash and other current investments) of US$540.5 million, compared with a net cash position of US$323.6 million at December 31, 2011.

Tenaris Files Half-Year Report

Tenaris S.A. announces that it has filed its half-year report for the six-month period ended June 30, 2012 with the Luxembourg Stock Exchange. The half-year report can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu and from Tenaris’s website at www.tenaris.com/investors.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the half-year report, free of charge, at 1-888-300-5432 (toll free from the United States) or 52-229-989-1940 (from outside the United States).

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Press releases and financial statements can be downloaded from Tenaris’s website at www.tenaris.com/investors.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2012	2011	2012	2011
Continuing operations	(Unaudited)		(Unaudited)
Net sales	2,801,492	2,403,122	5,418,841	4,727,087
Cost of sales	(1,694,712)	(1,525,696)	(3,305,809)	(2,971,375)
Gross profit	1,106,780	877,426	2,113,032	1,755,712
Selling, general and administrative expenses	(486,655)	(468,648)	(930,798)	(919,977)
Other operating income (expenses) net	761	1,028	4,853	2,649
Operating income	620,886	409,806	1,187,087	838,384
Interest income	5,706	6,513	15,289	14,200
Interest expense	(12,688)	(12,248)	(22,613)	(25,289)
Other financial results	(16,476)	(12,408)	(3,395)	(11,350)
Income before equity in earnings of associated companies and income tax	597,428	391,663	1,176,368	815,945
Equity in earnings of associated companies	11,056	22,720	30,218	47,005
Income before income tax	608,484	414,383	1,206,586	862,950
Income tax	(148,325)	(109,680)	(292,999)	(234,050)
Income for the period / year	460,159	304,703	913,587	628,900

Attributable to:
Equity holders of the Company	461,089	287,218	904,929	606,592
Non-controlling interests	(930)	17,485	8,658	22,308
	460,159	304,703	913,587	628,900

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At June 30, 2012		At December 31, 2011
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	4,215,747		4,053,653
Intangible assets, net	3,286,788		3,375,930
Investments in associated companies	1,095,767		670,248
Other investments	2,546		2,543
Deferred tax assets	226,741		234,760
Receivables	135,614	8,963,203	133,280	8,470,414

Current assets
Inventories	2,985,056		2,806,409
Receivables and prepayments	294,679		241,801
Current tax assets	150,119		168,329
Trade receivables	1,952,603		1,900,591
Available for sale assets	21,572		21,572
Other investments	419,409		430,776
Cash and cash equivalents	742,618	6,566,056	823,743	6,393,221
Total assets		15,529,259		14,863,635

EQUITY
Capital and reserves attributable to the Company’s equity holders		10,699,313		10,506,227
Non-controlling interests		178,365		666,716
Total equity		10,877,678		11,172,943

LIABILITIES
Non-current liabilities
Borrowings	676,077		149,775
Deferred tax liabilities	791,006		828,545
Other liabilities	204,156		233,653
Provisions	67,511		72,975
Trade payables	1,524	1,740,274	2,045	1,286,993

Current liabilities
Borrowings	1,026,468		781,101
Current tax liabilities	243,405		326,480
Other liabilities	446,146		305,214
Provisions	22,512		33,605
Customer advances	163,883		55,564
Trade payables	1,008,893	2,911,307	901,735	2,403,699
Total liabilities		4,651,581		3,690,692
Total equity and liabilities		15,529,259		14,863,635

Consolidated Condensed Interim Statement of Cash Flow

	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2012	2011	2012	2011
	(Unaudited)		(Unaudited)
Cash flows from operating activities
Income for the period	460,159	304,703	913,587	628,900
Adjustments for:
Depreciation and amortization	137,725	136,017	275,884	265,401
Income tax accruals less payments	(155,274)	15,475	(105,779)	47,235
Equity in earnings of associated companies	(11,056)	(22,720)	(30,218)	(47,005)
Interest accruals less payments, net	37	(13,782)	(18,256)	(27,820)
Changes in provisions	(8,426)	1,899	(16,557)	19,916
Changes in working capital	53,139	(118,567)	48,103	(498,557)
Other, including currency translation adjustment	(61,804)	22,106	(47,567)	102,716
Net cash provided by operating activities	414,500	325,131	1,019,197	490,786

Cash flows from investing activities
Capital expenditures	(204,531)	(251,171)	(400,926)	(461,791)
Acquisitions of subsidiaries and associated companies	-	-	(504,597)	-
Proceeds from disposal of property, plant and equipment and intangible assets	1,383	712	6,155	1,967
Dividends and distributions received from associated companies	18,702	17,229	18,702	17,229
Changes in investments in short term securities	784	(205,634)	11,367	(194,682)
Net cash used in investing activities	(183,662)	(438,864)	(869,299)	(637,277)

Cash flows from financing activities
Dividends paid	(295,134)	(247,913)	(295,134)	(247,913)
Dividends paid to non-controlling interest in subsidiaries	-	(5,735)	(905)	(5,735)
Acquisitions of non-controlling interests	(758,527)	(11,439)	(758,539)	(16,489)
Proceeds from borrowings	668,455	180,515	1,214,234	489,795
Repayments of borrowings	(202,013)	(309,582)	(439,116)	(541,112)
Net cash used in financing activities	(587,219)	(394,154)	(279,460)	(321,454)

Decrease in cash and cash equivalents	(356,381)	(507,887)	(129,562)	(467,945)
Movement in cash and cash equivalents
At the beginning of the period	1,060,559	865,228	815,032	820,165
Effect of exchange rate changes	(10,466)	4,702	8,242	9,823
Decrease in cash and cash equivalents	(356,381)	(507,887)	(129,562)	(467,945)
At June 30,	693,712	362,043	693,712	362,043

	At June 30,		At June 30,
Cash and cash equivalents	2012	2011	2012	2011
Cash at banks, liquidity funds and short-term investments	742,618	424,287	742,618	424,287
Bank overdrafts	(48,906)	(62,244)	(48,906)	(62,244)
	693,712	362,043	693,712	362,043